DIRECTV Holdings LLC
DIRECTV Financing Co., Inc.
2230 East Imperial Highway
El Segundo, CA 90245

April 19, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street N.E.

 Washington D.C. 20549-3561

Re:          DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.

Form 10-K for the year ended December 31, 2005 filed March 10, 2006

Commission file number: 333-106529

Dear Mr. Spirgel:

We have prepared the following response to address the comment contained in your letter dated April 3, 2006 regarding the above-referenced filing. As requested in your letter, we have prepared, where appropriate, proposed disclosure for future filings.

As requested in your letter, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our response corresponds to the format of your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page 41

1.     Please revise your statements of operations to separately present cost and expenses applicable to net revenues in accordance with Rule 5-03 of Regulation S-X. In this regard, it appears from your statement that, at a minimum, your cost of revenues should include your broadcast programming and other costs of sale, broadcast operations expenses, and subscriber services expenses. With respect to your depreciation of property, plant and equipment and amortization of intangibles, please comply with SAB Topic 11:B.

Response

As requested, in future filings we will revise our statement of operations to separately present our costs and expenses as follows:

Operating Costs and Expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other
Subscriber service expenses
Broadcast operations expenses
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs
Upgrade and retention costs
General and administrative expenses
Depreciation and amortization expense
Total Operating Costs and Expenses

We believe the above presentation is in accordance with Rule 5-03 of Regulation S-X and complies with SAB Topic 11:B.

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We hope that this letter adequately addresses your comment. Please contact Pat Doyle, Senior Vice President, Treasurer at: (310) 964-0771 (phone), 310-964-0882 (fax), or patrick.doyle@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ Michael W. Palkovic
Michael W. Palkovic
Executive Vice President and Chief Financial Officer